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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 15

        Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934
            or Suspension of Duty to File Reports Under Section 13
              and 15(d) of the Securities Exchange Act of 1934.

                           EIS International, Inc.
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            (Exact name of registrant as specified in its charter)

          Delaware                   000-20329                06-1017599
          --------                   ---------                ----------
      (State or other        (Commission File Number)     (I.R.S. Employer
      jurisdiction of                                   Identification Number)
       incorporation)





                             555 Herndon Parkway
                           Herndon, Virginia 20170
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                   (Address of principal executive offices)


                                (703) 478-9808
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             (Registrant's telephone number, including area code)


                   Common Stock, par value $0.01 per share
                       Preferred Share Purchase Rights
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           (Title of each class of securities covered by this Form)


                                     N/A
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         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)      [X]      Rule 12h-3(b)(1)(i)      [ ]
           Rule 12g-4(a)(1)(ii)     [ ]      Rule 12h-3(b)(1)(ii)     [ ]
           Rule 12g-4(a)(2)(i)      [ ]      Rule 12h-3(b)(2)(1)      [ ]
           Rule 12g-4(a)(2)(ii)     [ ]      Rule 12h-3(b)(2)(ii)     [ ]
                                             Rule 15d-6               [ ]

Approximate number of holders of record as of the certification or notice date: 130
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      Pursuant to the requirements of the Securities Exchange Act of 1934 EIS
International, Inc. has caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

                                    EIS International, Inc.



Date: February  4, 2000             By:  /s/  James E. McGowan
                                       ---------------------------------
                                    Name:  James E. McGowan
                                    Title:  Chairman of the Board and
                                             Chief Executive Officer